UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-1 and Rule 13d-2)

(Amendment No. 5)

Under the Securities Exchange Act of 1934

YONGYE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

98607B106
(CUSIP Number)

Marco Chung
Morgan Stanley
Level 46, International Commerce Centre
1 Austin Road West, Kowloon
Hong Kong
+(852) 2848-5200

With a copy to:

John E.  Lange, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98607B106	SC 13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,851,039
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,851,039
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,851,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% 2
14	TYPE OF REPORTING PERSON HC, CO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 55,147,596 shares outstanding on an as-converted basis as of November 5, 2012, as set forth in the Issuer’s Form 10-Q dated November 9, 2012.

CUSIP No. 98607B106	SC 13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MS HOLDINGS INCORPORATED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,738,595
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,738,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,738,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% 2
14	TYPE OF REPORTING PERSON HC, CO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 55,147,596 shares outstanding on an as-converted basis as of November 5, 2012, as set forth in the Issuer’s Form 10-Q dated November 9, 2012.

CUSIP No. 98607B106	SC 13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,738,595
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,738,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,738,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% 2
14	TYPE OF REPORTING PERSON HC, CO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 55,147,596 shares outstanding on an as-converted basis as of November 5, 2012, as set forth in the Issuer’s Form 10-Q dated November 9, 2012.

CUSIP No. 98607B106	SC 13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,738,595
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,738,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,738,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% 2
14	TYPE OF REPORTING PERSON OO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 55,147,596 shares outstanding on an as-converted basis as of November 5, 2012, as set forth in the Issuer’s Form 10-Q dated November 9, 2012.

CUSIP No. 98607B106	SC 13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,738,595
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,738,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,738,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% 2
14	TYPE OF REPORTING PERSON PN

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 55,147,596 shares outstanding on an as-converted basis as of November 5, 2012, as set forth in the Issuer’s Form 10-Q dated November 9, 2012.

CUSIP No. 98607B106	SC 13D	Page 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,738,595
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,738,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,738,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% 2
14	TYPE OF REPORTING PERSON PN

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 55,147,596 shares outstanding on an as-converted basis as of November 5, 2012, as set forth in the Issuer’s Form 10-Q dated November 9, 2012.

CUSIP No. 98607B106	SC 13D	Page 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,738,595
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,738,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,738,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% 2
14	TYPE OF REPORTING PERSON OO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 55,147,596 shares outstanding on an as-converted basis as of November 5, 2012, as set forth in the Issuer’s Form 10-Q dated November 9, 2012.

CUSIP No. 98607B106	SC 13D	Page 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MSPEA AGRICULTURE HOLDING LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,738,595
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,738,595
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,738,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ 1
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% 2
14	TYPE OF REPORTING PERSON OO

1
Excludes the 1,155,000 shares of Common Stock beneficially owned by Mr. Wu, the 7,657,704 shares of Common Stock beneficially owned by Full Alliance, and the 20,000 shares of Common Stock beneficially owned by Abax.

2	Percentage calculated based on 55,147,596 shares outstanding on an as-converted basis as of November 5, 2012, as set forth in the Issuer’s Form 10-Q dated November 9, 2012.

CUSIP No. 98607B106	SC 13D	Page 10

TABLE OF CONTENTS

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

SCHEDULES
A
B

SIGNATURES

CUSIP No. 98607B106	SC 13D	Page 11

Item 1.  Security and Issuer.

The following constitutes Amendment No. 5 (the “Amendment”) to the Schedule 13D filed by the undersigned on June 10, 2011, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on August 26, 2011, Amendment No. 2 to the Schedule 13D filed on September 7, 2011, Amendment No. 3 to the Schedule 13D filed on September 9, 2011 and Amendment No. 4 to the Schedule 13D filed on October 16, 2012 (as amended, the “Schedule 13D”).  Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.  Capitalized terms used but not defined in this Amendment have meanings provided in the Schedule 13D.

Item 2.  Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following.

This Amendment is being filed jointly on behalf of (i) Morgan Stanley, a Delaware corporation (“MS Parent”), (ii) MS Holdings Incorporated, a Delaware corporation (“MS Holdings”), (iii) Morgan Stanley Private Equity Asia III, Inc., a Delaware corporation (“MS Inc”), (iv) Morgan Stanley Private Equity Asia III, L.L.C., a Delaware limited liability company (“MS LLC”), (v) Morgan Stanley Private Equity Asia III, L.P., a Cayman Islands limited partnership (“MS LP”), (vi) Morgan Stanley Private Equity Asia Employee Investors III, L.P., a Cayman Islands limited partnership (“MS Employee”), (vii) Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd, a Cayman Islands limited liability company (“MSPEA Holdings”) and (viii) MSPEA Agriculture Holding Limited, a Cayman Islands limited liability company (“MSPEA”) (collectively, the “Reporting Persons”) to report a material change in the source of funds of the transaction, discussed below in Item 3. The Reporting Persons have entered into a joint filing agreement, dated as of December 28, 2012, a copy of which is attached hereto as Exhibit 99.1.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS Parent, MS Holdings, MS Inc, MSPEA

 Holdings and MSPEA, and the name, business address, present principal occupation or employment and citizenship of each executive officer of MS LLC, MS LP and MS Employee are set forth in Schedule A attached hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto and incorporated herein by reference, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Schedule B attached hereto and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby supplemented by the following.

With respect to the Transaction described in Item 4 of this Schedule 13D, the Reporting Persons anticipate that approximately US$261 million will be expended in acquiring outstanding shares of Issuer  Common Stock that the Consortium does not already own (the “Publicly Held Shares”).

On December 27, 2012, Yongye International Limited (“Parent”), a Cayman Islands exempted company established in connection with the Transaction, entered into a Term Loan Facility Agreement (the “Loan Agreement”) with the China Development Bank Corporation (“CDB”), pursuant to which CDB will provide a $99 million loan facility (the “Loan”) to Parent in connection with the Transaction.  The Loan was drawn down on December 28, 2012.  The Loan carries interest at the six months U.S. dollar London Interbank Offered Rate (LIBOR) plus 300 base points per annum. The Loan will mature and Parent shall repay the full amount of the loan in December, 2013.  The description of the Loan Agreement in this

CUSIP No. 98607B106	SC 13D	Page 12

Schedule 13D is qualified by reference to the Loan Agreement itself, a fair and accurate English summary of which is attached hereto as Exhibit 99.2 and is incorporated by reference in its entirety.

On December 28, 2012, Parent received a letter (the “Debt Commitment Letter”), from the China Development Bank Corporation, indicating that it will provide debt financing in the form of a loan facility in an aggregate amount of up to US$232 million to, among other things, fund a portion of the consideration payable in connection with the proposed acquisition of the Publicly Held Shares.  The upfront fee to be charged by CDB for the financing under the Debt Commitment Letter will not be less than US$2 million (the “Upfront Fee”).  On December 27, 2012, MSPEA Agriculture Holding Limited (“MSPEA”) and Parent entered into a loan agreement, under which MSPEA extended a loan of US$800,000 to Parent for the payment of part of the Upfront Fee (the “MS Loan Agreement”).  Such loan was drawn down on December 28, 2012.  On December 27, 2012, Mr. Zishen Wu and Parent entered into a loan agreement, under which Mr. Wu extended a loan of US$800,000 to Parent for the payment of part of the Upfront Fee (the “Chairman Loan Agreement”).  Such loan was drawn down on December 28, 2012.

On December 28, 2012, Abax Global Capital (Hong Kong) Limited, a Hong Kong company (“Abax HK”), on behalf of certain of the funds managed and/or advised by it and its nominee entities and its and their affiliates, issued a financing commitment letter (“Mezzanine Commitment Letter”) to Full Alliance International Limited (“Full Alliance”), under which Abax HK conditionally committed to provide a mezzanine debt of US$35 million, as part of the total proposed mezzanine and equity financing of US$50 million to be provided by Abax HK to partially fund the Transaction.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby supplemented by the following.

On December 27, 2012, Parent entered into the Loan Agreement with CDB.  On December 28, 2012, Parent received the Debt Commitment Letter from CDB.  On December 27, 2012, Parent entered into the MS Loan Agreement with MSPEA.  On December 27, 2012, Parent entered into the Chairman Loan Agreement with Mr. Zishen Wu.  On December 28, 2012, Full Alliance received the Mezzanine Commitment Letter from Abax HK.

The descriptions in Item 3 herein of the agreements listed in this Item 6 are incorporated herein by reference.  The summaries of any such agreements herein are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement by and between MS Parent, MS Holdings, MS Inc, MS LLC, MS LP, MS Employee, MSPEA Holdings and MSPEA, dated December 28, 2012

Exhibit 99.2	Summary Translation of the Loan Agreement between Parent and CDB, dated December 27, 2012

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036.

Name	Title	Citizenship

*James P. Gorman	Chairman of the Board and Chief Executive Officer	Australia and United States

*Roy J. Bostock	Director	United States

*Erskine B. Bowles	Director	United States

*Howard J. Davies	Professor, SciencesPo	England

*Robert H. Herz	President, Robert H. Herz LLC	United States

*C. Robert Kidder	Director	United States

*Klaus Kleinfeld	Chairman and Chief Executive Officer of Alcoa Inc.	Germany

*Donald T. Nicolaisen	Director	United States

*Hutham S. Olayan	President, Chief Executive Officer of The Olayan Group’s U.S. operations	United States

*James W. Owens	Director	United States

*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School	United States

*Ryosuke Tamakoshi	Senior Advisor to The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan

*Masaaki Tanaka	Senior Managing Executive Officer and Chief Executive Officer for the Americas of The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan

*Laura D’Andrea Tyson	S. K. and Angela Chan Professor of Global Management at the Walter A. Haas School of Business at the University of California, Berkeley	United States

Gregory J. Fleming	Executive Vice President, President of Asset Management and President of Global Wealth Management	United States

Eric F. Grossman	Executive Vice President and Chief Legal Officer	United States

Keishi Hotsuki	Chief Risk Officer	Japan

Colm Kelleher	Executive Vice President and Co-President of Institutional Securities	England and Ireland

Ruth Porat	Executive Vice President and Chief Financial Officer	United States

13

James A. Rosenthal	Executive Vice President and Chief Operating Officer	United States

Paul J. Taubman	Executive Vice President and Co-President of Institutional Securities	United States

* Director

14

EXECUTIVE OFFICERS AND DIRECTORS OF MS HOLDINGS INCORPORATED

The names of the directors and the names and titles of the executive officers of MS Holdings Incorporated and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of MS Holdings Incorporated at 1585 Broadway, New York, New York 10036.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to MS Holdings Incorporated.

Name	Title

Harvey Bertram Mogenson	Director and President 1633 Broadway, New York, NY 10019 United States

Louis A. Palladino, Jr.	Vice President 1633 Broadway, New York, NY 10019 United States

Walter E. Rein	Vice President 440 South LaSalle St. One Financial Plaza Chicago, Il 60605 United States

Noel C. Langlois	Vice President 100 Front Street, West Conshohocken, PA 19428, United States

Arthur J. Lev	Vice President 522 Fifth Avenue, New York, NY 10036, United States

Christina Huffman*	Vice President 1221 Avenue of the Americas New York, NY, 100200, United States

Jason Koenig	Vice President 1221 Avenue of the Americas New York, NY, 100200, United States

Scott William Moss	Vice President 1221 Avenue of the Americas New York, NY, 100200, United States

Ella D. Cohen	Vice President 522 Fifth Avenue, New York, NY 10036, United States

Marc Cozzolino	Vice President 522 Fifth Avenue, New York, NY 10036, United States

Craig Krasinski	Vice President 100 Front Street, West Conshohocken, PA 19428, United States

Matthew Paul Martin	Vice President 522 Fifth Avenue, New York, NY 10036, United States

Sheri Lynn Schreck	Vice President 522 Fifth Avenue, New York, NY 10036, United States

15

Robert Serafin	Vice President 201 Plaza Two, Jersey City, NY 07311, United States
Anita Rios	Treasurer 750 Seventh Avenue, New York, NY 10019, United States.
* Dual citizenship – American and British

16

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley Private Equity Asia III, Inc. and their principal occupations are set forth below.  The business address of each of the directors or executive officers is as provided below.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to Morgan Stanley Private Equity Asia III, Inc.

Name	Title	Address

Hsuan Chin Chou	Director	International Commerce Centre 1 Austin Road West Kowloon Hong Kong

Alan K. Jones	Director, President and Managing Director	1585 Broadway New York, New York 10036

John J. Moon	Director	1585 Broadway New York, New York 10036

Fred Steinberg	Chief Financial Officer, Assistant Treasurer and Vice President	1 New York Plaza New York, New York 10004

Jason Koenig	Chief Legal Officer and Secretary and Vice President	1221 Avenue of the Americas New York, New York 10020

Dariusz Garbowski	Vice President	1 New York Plaza New York, New York 10004

Robert M. Murphy	Vice President	440 South LaSalle St. One Financial Plaza Chicago, Illinois 60605

Christopher L. O'Dell	Vice President	522 Fifth Avenue New York, New York 10036
Walter E. Rein	Vice President	440 South LaSalle St. One Financial Plaza Chicago, Illinois 60605

Edwin van Keulen*	Vice President and Assistant Treasurer	1633 Broadway New York, New York 10019

Michael A. Henry	Chief Compliance Officer and Vice President	1221 Avenue of the Americas New York, New York 10020

Samantha Jennifer Cooper	Vice President	1585 Broadway New York, New York 10036

Todd Martin	Vice President	1 New York Plaza New York, New York 10004

Scott William Moss	Vice President	1221 Avenue of the Americas New York, New York 10020

Christopher H. Norris	Vice President	2000 Westchester Avenue Purchase, New York 10577

17

Karen A. Cassidy	Treasurer	750 Seventh Avenue New York 10019

* Citizenship – Dutch

18

EXECUTIVE OFFICERS OF MORGAN STANLEY
PRIVATE EQUITY ASIA III, LLC

The managing member of Morgan Stanley Private Equity Asia III, L.L.C. is Morgan Stanley Private Equity Asia III, Inc.  Morgan Stanley Private Equity Asia III, L.L.C. does not have officers or directors.

19

EXECUTIVE OFFICERS  OF MORGAN STANLEY
PRIVATE EQUITY ASIA III, L.P.

The general partner of Morgan Stanley Private Equity Asia III, L.P. is Morgan Stanley Private Equity Asia III, LLC.  Morgan Stanley Private Equity Asia III, L.P. does not have officers or directors.

20

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.

The general partner of Morgan Stanley Private Equity Asia Employee Investors III, L.P. is Morgan Stanley Private Equity Asia III, LLC. Morgan Stanley Private Equity Asia Employee Investors III, L.P. does not have officers or directors.

21

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

The name of the director and the names and titles of the executive officer of Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd and their principal occupations are set forth below.  The business address of each of the director or executive officer is also set forth below. Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd.

Name	Title	Address

Samantha Jennifer Cooper	Director	1585 Broadway New York, New York 10036

Karen A. Cassidy	Treasurer	750 Seventh Avenue, NY 10019

Edwin van Keulen*	Treasurer	1633 Broadway New York, NY 10019

Christopher H. Norris	Vice President	201 Plaza Two Jersey City New Jersey, 07311

*Citizenship – Dutch

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EXECUTIVE OFFICERS AND DIRECTORS OF MSPEA AGRICULTURE HOLDING LIMITED

The name of the director and the names and titles of the executive officer of MSPEA Agriculture Holding Limited and their principal occupations are set forth below.  The business address of each of the director or executive officer is also set below.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to MSPEA Agriculture Holding Limited.

Name	Title	Address

Alan K. Jones	Director	1585 Broadway New York, New York 10036
Samantha Jennifer Cooper	Director	1585 Broadway New York, New York 10036
Choi Sung Min Karen A. Cassidy	Director Treasurer	HungKuk Life Insurance Building 226 Shinmun-ro 1-Ga, Chongro-Ku Seoul 110-061, Republic of Korea 750 Seventh Avenue, NY 10019

Edwin van Keulen*	Treasurer	1633 Broadway New York, NY 10036

*Citizenship – Dutch

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SCHEDULE B

LEGAL PROCEEDINGS

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries.  Morgan Stanley & Co. LLC (“MS&Co.”) and Morgan Stanley Smith Barney LLC (“MSSB LLC”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.

(a) On September 30, 2009, Morgan Stanley entered into an administrative settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve certain violations of the U.S. environmental laws allegedly committed by Morgan Stanley during 2005.  These alleged violations included: distribution of approximately 2.7 million gallons of reformulated gasoline that failed to comply with maximum benzene content limitations; failure to report volume and property information for each batch of gasoline blendstock imported and reformulated gasoline produced; failure to conduct an annual attest engagement; and failure to provide product transfer documents for each transfer of reformulated gasoline and each batch of previously certified gasoline.  Without admitting or denying the EPA’s allegations, Morgan Stanley agreed to resolve these matters for a civil penalty of $405,000.

(b) On June 24, 2010, Morgan Stanley and the Office of the Attorney General for the Commonwealth of Massachusetts (“Massachusetts OAG”) entered into an Assurance of Discontinuance (“AOD”) to resolve the Massachusetts OAG’s investigation of the Company’s financing, purchase and securitization of certain subprime residential mortgages. The AOD provides for Morgan Stanley to make payments totaling approximately $102.7 million, and for Morgan Stanley to use its best efforts to implement certain business practices related to such activities on a prospective basis.

In addition, MS&Co. has been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business.  Certain of such proceedings have resulted in findings of violation of federal or state securities laws.  Such proceedings are reported and summarized in the MS&Co. Form BD filed with the SEC, which descriptions are hereby incorporated by reference.  The MSSB LLC Form BD filed with the SEC is also hereby incorporated by reference.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  December 28, 2012.

MORGAN STANLEY

By:	/s/ Christina Huffman
Name: Christina Huffman
Title: Authorized Signatory

MS HOLDINGS INCORPORATED

By:	/s/ Scott William Moss
Name: Scott William Moss
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Sole Director

MSPEA AGRICULTURE HOLDING LIMITED

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Director

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement by and between MS Parent, MS Holdings, MS Inc, MS LLC, MS LP, MS Employee, MSPEA Holdings and MSPEA, dated December 28, 2012

Exhibit 99.2	Summary Translation of the Loan Agreement between Parent and CDB, dated December 27, 2012